Exhibit 99.1


Ciba Specialty Chemicals  Ciba Spezialitatenchemie  Ciba Specialites Chimiques
Inc.                      AG                        SA

CORPORATE                 CORPORATE                 CORPORATE
COMMUNICATIONS            COMMUNICATIONS            COMMUNICATIONS



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Page  of 1
March 15,   2001
Basel, Switzerland


News Release



Ciba Specialty Chemicals and Degussa sell leather chemicals joint venture, TFL


Ciba Specialty Chemicals and Degussa announced today that they have sold their joint venture company TFL (Together for Leather), the supplier of chemicals to the leather processing industry, to Schroder Ventures. The sale was finalized Thursday March 15, 2001. Deutsche Bank acted as advisors to the vendors in the transaction.

Ciba and Degussa decided to sell TFL as part of their strategy to concentrate on their own core businesses. For TFL the change in ownership represents a better base for future growth.

TFL, a world leader in the supply of chemicals for leather processing, was a merger of Ciba Geigy's leather treatment business and the leather departments of two member firms of the Degussa Group, Rohm and Stockhausen. TFL has annual sales of around 490 million DM and 900 employees. Ciba Specialty Chemicals and Degussa each had a 50% stake in the company.

Ciba Specialty Chemicals (SWX:CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for its customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba's continuing operations generated sales of CHF 7.9 billion in 2000 and spent some CHF 293 million on R&D to foster innovation across the Company.



For further information:


MEDIA                                                       INVESTOR RELATIONS

Thomas Gerlach                                           Matthias A Fankhauser
Tel: +41 61 636 4444                                     Tel: +41 61 636 5081
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Internet website: www.cibasc.com/media